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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51234

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PULLMAN SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9250 Robin Drive
(No. and Street)

Los Angeles	CA	90069
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Pullman	310-288-0558	dpullman@pullmanbonds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area, New Delhi-110052, INDIA

(Address) (City) (State) (Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(■)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Pullman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PULLMAN SECURITIES, LLC _____, as of December 31 _____, 2025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David QJL_____

Title: _David Pullman_____
CEO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- O (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



MERCURIUS & ASSOCIATES LLP
+91 11 4559 6669
info@masllp.com
www.masllp.com

MERCURIUS

Report of the Independent Registered Public Accounting Firm

To the Members of Pullman Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pullman Securities, LLC (the "Company") as of December 31, 2025, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedules related to Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Information Relating to the Possession or Control Requirements Under paragraph (k) of 17 C.F.R. § 240. 15c3-3, Computation for Determination of Reserve Requirements Under paragraph (k) of 17 C.F.R. § 240. 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2024.

New Delhi, India

PULLMAN SECURITIES, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	34,359
Prepaid Expense		2,175
Total Assets	$	36,534

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	600
Accounts payable related party		1,200
Total Liabilities		1,800
Member's Equity		34,734
Total Liabilities and Member's Equity	$	36,534

PULLMAN SECURITIES, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Consulting Income	$	10,000
Interest income		386
Total Revenues		10,386
Expenses		
Administrative & Overhead		1,200
Bank Charges		113
Insurance Expense		425
Professional Fees		7,662
Regulatory Fees		750
Total Expenses	$	10,150
Net Income	$	236

PULLMAN SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Member's Equity January 1, 2025	$	34,498
Net Income		236
Member's Equity December 31, 2025	$	34,734

PULLMAN SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities:		
Net Income	$	236
Adjustments to reconcile net income to net cash provided by		
operating activities:		-
Accrued Expenses		(2,948)
Change in assets:		(2,712)
Prepaid Expense		(1,268)
Total Adjustments		(1,268)
Net Cash increase for the year		(3,980)
Cash at January 1, 2025		38,339
Cash at December 31, 2025	$	34,359

Note 1 - Organization and Nature of Business

Pullman Securities, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of Delaware on July 22, 1998.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis and does not have possession of any customer funds or securities. Therefore, the Company will not claim an exemption from SEA Rule 15c3-3.

The Company conducts a consulting business and intends to engage in private placement of non-registered securities with institutional accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income Taxes

The Company is a Single Member Limited Liability Company which has elected to be taxed as a sole proprietor. Therefore, no provisions for federal or state taxes are made by the Company.

Members of a Limited Liability Company are individually taxed on their pro-rata share of the Company's earnings.

Income tax expenses are the sum of taxes currently payable and the change during the period in deferred tax assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company has not been subject to income tax examinations by the U.S. federal, state or local authorities.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Balances

The Company considers cash balances maintained with the bank to be cash; such balances are fully insured.

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:

Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and accounts payable.

Revenue Recognition
Revenue is recognized on a quarterly basis, as the performance obligation for services completed is fulfilled.

Note 2 - Summary of Significant Accounting Policies (cont'd.)

Revenue is recognized in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Note 3 – Related Party Transactions

The Company had 100% of its consulting income from a related entity, Structured Asset Sales, LLC ("SAS") for the year ended December 31, 2025. In addition, the Company had $1,200 payable to the related entity. The related entity is owned by the Member.

Note 4 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-■ (the "Rule"), which requires that net capital, as defined, be at least the greater of $5,000 or 6.667% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2025, the Company had net capital of $32,559 which exceeded its requirement of $5,000 by $27,559. Aggregate indebtedness was $1,800. The Company's net capital ratio was 5.53 to 1 of aggregate indebtedness to net capital.

Note 5 – Recent Accounting Pronouncements

There were no new accounting pronouncements relevant for the year ended December 31, 2025 that we believe would have a material impact on our financial position or results of operations.

Note 6– Prepaid Expense

As of December 31, 2025 the Company had prepaid expenses of $2,175, out of which $150 is SIPC prepayment, $815 is related to payment of the broker dealer bond, and $1,210 is related to the FINRA annual renewal and prepaid regulatory fees.

Note 7 – Accounts Payable and Accrued Expenses

As of December 31, 2025 the Company had accounts payable of $600 pertaining to Bookkeeping services and to a related party (Structured Asset Sales, LLC) amounting to $1,200 as well.

Note 8 - Segment Reporting

The Company is engaged in a single line of business as a broker-dealer which is comprised of several classes of services, including private placements of securities with institutional customers and consulting, finder's and referral fee business. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process in deciding whether to reinvest profits into the entity, such as for acquisitions or distributions, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies (NOTE 2). The Company derived 96% of total revenues earned during the year ended December 31, 2025, from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

Pullman Securities, LLC
Notes to Financial Statements
December 31, 2025

Note 9 – Subsequent Events

These financial statements were approved by management and available to be issued on February 19, 2026. Based on this evaluation, there were no subsequent events that require recognition or disclosure in the accompanying financial statements.

Pullman Securities, LLC
SUPPLEMENTARY SCHEDULE
Information Relating to the Possession or
Control Requirements Under paragraph (k) of 17 C.F.R. § 240. 15c3-3

As of December 31, 2025

The Company will not claim an exemption from SEA Rule 15c3-3.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to providing consulting services, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2025.

Pullman Securities, LLC
SUPPLEMENTARY SCHEDULE
Computation for Determination of Reserve Requirements
Under paragraph (k) of 17 C.F.R. § 240. 15c3-3

As of December 31, 2025

The Company will not claim an exemption from SEA Rule 15c3-3.

The Company does not require Computation for Determination of Reserve Requirements. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because it limits its business to providing consulting services, it does not carry accounts for customers, it does not hold securities or funds for customers , it does not carry PAB accounts, and it only receives transaction-based compensation from a closing attorney when the unit sale and closing has been completed.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2025.

PULLMAN SECURITIES, LLC
Supplementary Schedule Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2025

Total member's equity from the Statement of Financial Condition	$ 34,734
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	$ 2,175
Total deductions and/or charges	$ 2,175
Net Capital before haircuts on securities	$ 32,559
Haircuts on securities	–
Net Capital	$ 32,559
Aggregate indebtedness	
Items included in Statement of Financial Condition	
Accounts payable and accrued expenses	$ 1,800
Total aggregate indebtedness	$ 1,800
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of minimum requirement	$ 27,559
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$ 26,559
Percentage of aggregate indebtedness to net capital	5.53 %

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2025 as reported by PULLMAN SECURITIES, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary

These financial statements and schedules are deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.



MERCURIUS & ASSOCIATES LLP

+91 11 4559 6689

snlo@maslip.com

www.maslip.com

Report of Independent Registered Public Accounting Firm

To the **Member of Pullman Securities, LLC**

We have reviewed management's statement, included in the accompanying Pullman Securities, LLC's Exemption Report, in which:

(1) Pullman Securities, LLC (The "Company") does not claim an exemption under paragraph (k) of 17 C.F.R §240.15c3-3 and

(2) The Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to private placement of securities with institutional customers, and consulting, finder's and referral fee business and therefore, 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3} throughout the most recent fiscal year ended December 31, 2025, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statement throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
February 19, 2026

Pullman Securities, LLC
9250 Robin Drive
Los Angeles, CA 90069

SEA 15c3-3 Exemption Report
January 1, 2025, through December 31, 2025

Pullman Securities, LLC (the "Company") is a registered broker-dealer subject to Rule l7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.l7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.

2. The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.l7a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, consulting, and acting as finder; and

3. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.

4. The Company did not carry accounts of or for customers throughout the most recent fiscal year without exception.

5. The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Pullman Securities, LLC

I, David Pullman, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Respectfully submitted,

David Pullman
Chairman and CCO
Dated: 2/11/26